"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


03022151

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 19 May 2003

ORK – Trade subject to notification

Reference is made to previous notifications regarding Orkla's derivative position linked to hedging of Orkla's share price based bonus programme (latest notification dated February 28, 2003).

Orkla has on May 16, 2003 closed a transaction with the purpose to increase its exposure in cash settled financial derivative linked to the development in the Orkla share price with the equivalent of 180,000 shares. The transaction has been closed based on a share price equal to NOK 125.60. The transaction has been carried out in order to align the hedge of the bonus programme with Orkla's current exposure linked to the bonus programme.

After this transaction Orkla has through cash settled financial derivatives a position equivalent to 494,400 shares linked to hedging of its share price based bonus programme.

Moreover, Orkla has a total shareholding of own shares of 9,605,282. It is expected that the adoption of the Annual General Meeting to amortise 2,392,250 shares will be carried out in August this year. When the amortisation has been implemented Orkla's total shareholding of own shares will be 7,213,032.

dlw 6/3

ORKLA FIRST QUARTER 2003

GROUP INCOME STATEMENT

Amounts in NOK million	*1.1.-31.3.* 2003	*1.1.-31.3.* 2002	*1.1.-31.12.* 2002
Operating revenues	**9,870**	10,278	42,979
Operating expenses	**(8,874)**	(9,144)	(37,084)
Ordinary depreciation and write-downs	**(563)**	(552)	(2,232)
Operating profit before goodwill amortisation	**433**	582	3,663
Ordinary goodwill amortisation and write-downs	**(130)**	(117)	(499)
Other revenues and expenses [1]	**(1)**	0	(143)
Operating profit	**302**	465	3,021
Profit from associates	**571**	87	305
Dividends	**26**	13	369
Portfolio gains	**(640)**	138	(95)
Financial items, net	**(268)**	(278)	(1,193)
Profit before tax	**(9)**	425	2,407
Taxes	**3**	(115)	(630)
Profit after tax	**(6)**	310	1,777
Of this minority interests	**16**	40	166
Profit before tax, Industry division	**79**	262	2,067
Profit before tax, Financial Investments division	**(88)**	163	340
Earnings per share fully diluted (NOK)	**(0.1)**	1.3	7.7
Earnings per share fully diluted, adjusted (NOK) [2]	**0.5**	1.8	10.6

[1] Other revenues and expenses totalled net NOK -1 million in first quarter 2003 which can be related to Orkla Beverages.

[2] Excluding goodwill amortisation and other revenues and expenses.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY


OPERATING REVENUES
12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q
2003


OPERATING PROFIT BEFORE GOODWILL AMORTISATION
1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q
2003

MAIN TRENDS IN THE FIRST QUARTER

- **Lower beer sales in Europe resulted in a poor start to the year for Carlsberg Breweries. For Orkla's other industrial operations the trend was positive, taking into account the effects of a late Easter and structural changes in the Chemicals business.**

- **The Financial Investments division achieved a higher return than the Oslo Stock Exchange Benchmark Index, but the results were weak due to the continuing decline on the financial markets. At the end of the first quarter, the market value of the portfolio was lower than the book value, as a result of which NOK 668 million was posted as a loss on portfolio shares. At the end of April, however, this loss had been fully reversed due to an upswing on the market.**

- **Orkla's stake in Enskilda Securities was sold in the first quarter, at a gain of NOK 513 million.**

- **After this, Orkla's pre-tax loss amounted to NOK 9 million, compared with a profit of NOK 425 million in the first quarter of last year.**

In the first quarter, Group operating revenues totalled NOK 9,870 million, compared with NOK 10,278 million in the corresponding period of 2002. Taking into account currency fluctuations and the effects of Easter coming later in 2003 than last year, operating revenues were on a par with corresponding period of 2002.

Group operating profit before goodwill amortisation amounted to NOK 433 million in the first quarter, compared with NOK 582 million in the corresponding period of 2002. For continuing business, adjusted for currency translation effects, operating profit was down NOK 113 million. The negative difference is mainly ascribable to a generally weaker start to the year for Orkla Beverages. Weaker volume growth on the Russian beer market and a decline in the value of the RUR against the EUR had a negative impact on profit for Baltic Beverages Holding (BBH).

As a result of the late Easter season, Orkla Foods posted somewhat lower profit than in the first quarter of last year. Underlying growth was on a par with last year. Measures have been implemented to improve the situation, not least for seafood, but they will not take effect until later in 2003.

Orkla Brands had a good quarter, with satisfactory profit growth in most business areas. This was partly driven by internal improvement projects, particularly within the Biscuits and Confectionery businesses, and partly by the positive contribution from new launches.

Orkla Media reported profit growth for the period. This was primarily ascribable to Newspapers Norway and Magazines, which both achieved satisfactory growth during the quarter. Newspapers Eastern Europe and Direct Marketing also made progress. The Danish advertising markets declined further in the period compared with the first quarter of 2002. Despite the comprehensive cost-reduction measures that have been carried out, profit performance in Denmark remained very weak.

Quarterly profit for the Chemicals business was negatively affected by the loss of profit from companies that were sold last year. At the same time, new operations in Switzerland are being phased in and this reduced profit in the first quarter, but the trend for the rest of the year is expected to be more positive. The Lignin and Energy businesses achieved good results.

The profit contribution from associates totalled NOK 571 million in the first quarter. A NOK 513 million gain on the sale of Orkla's stake in Enskilda Securities (22.5 %) largely explains the high contribution to profit. Jotun's performance was somewhat weaker during the period than in the first quarter of last year.

Net interest expenses were down due to a generally lower interest rate. However, this was offset by the negative impact of currency loans by Carlsberg Breweries in BBH and Turkey.

On a weak stock market, the return on Orkla's share portfolio was less negative than the indices with which it is relevant to compare Orkla's performance. The total return on the portfolio in the first quarter was -6.3 %, compared with -9.7 % for the Oslo Stock Exchange Benchmark Index. At the end of the quarter, the market value of the portfolio was lower than the book value. In accordance with Orkla's accounting practice, the negative difference of NOK 668 million was posted as a loss on portfolio shares. When the market value of the portfolio once again rise and exceeds the book value, this loss will be reversed. Since the end of March, the trend on the financial market has been positive and by the end of April the entire loss of NOK 668 million had been reversed.

Orkla's earnings per share amounted to NOK -0.1 in the first quarter of 2003, compared with NOK 1.3 in the first quarter of last year. Before goodwill amortisation and other revenues and expenses, earnings per share were NOK 0.5, compared with NOK 1.8 last year. These differences are primarily due to the weaker start to the year for Orkla Beverages and the decline in value of the share portfolio. The tax charge for 2003 is calculated to be 28 %, which is somewhat higher than in 2002.

ORKLA FOODS

- **Profit somewhat lower than last year because Easter sales will be recognised in the second quarter**
- **Orkla Foods has intensified its work on improvement programmes aimed at significantly reducing the cost base**
- **Stronger focus on innovation**

Orkla Foods' operating revenues in the first quarter of 2003 totalled NOK 2,663 million. For continuing business, adjusted for currency translation effects, this was 3 % lower than in the first quarter of 2002. Orkla Foods' first quarter operating profit before goodwill amortisation amounted to NOK 144 million. Adjusted for the effect of a late Easter and thereby lower seasonal sales in the first quarter, profit was on a par with last year.

Stabburet and Bakers reported a rise in sales for the quarter, while for the other business areas sales were somewhat lower than last year. This particularly applies to Abba Seafood, since a substantial part of its revenues are directly linked to Easter, midsummer and Christmas.

In order to increase its competitiveness, Orkla Foods aims to significantly reduce its cost base in the next two to three years. The number of employees at Orkla Foods will be reduced.

A series of cost-cutting measures have been implemented and new measures are currently being planned. The "Lyftet" improvement programme at Procordia Food is proceeding according to plan. The ambitions and momentum of the improvement programme at Abba Seafood have been increased. The turnaround operation at Superfish (Poland) is proceeding as anticipated and the process of coordinating operations with Kotlin has begun. The other divisions are also implementing rationalisation and improvement programmes. Bakers moved into its new production and dispatch building at Økern in Oslo in February. When it is fully operational, the new building will increase the company's production capacity and provide a foundation for rationalising all Bakers' activities in South-Eastern Norway.

To strengthen the strategic focus on innovation, brand-building, cost reductions and further growth, Orkla Foods was divided into three main divisions as from March 2003: Orkla Foods Nordic, Orkla Foods International and Orkla Foods Ingredients.

GROUP BALANCE SHEET

Amounts in NOK million	31.3. 2003	31.3. 2002	31.12. 2002
Assets:			
Long-term assets	**27,519**	27,731	26,786
Portfolio investments etc.	**11,297**	12,182	11,998
Short-term assets	**14,886**	14,160	14,338
Total assets	**53,702**	54,073	53,122
Equity and Liabilities:			
Equity and minority interests	**18,777**	18,711	18,691
Interest-bearing liabilities	**23,001**	23,857	22,443
Interest-free liabilities and provisions	**11,924**	11,505	11,988
Total equity and liabilities	**53,702**	54,073	53,122
Equity to total assets (%):			
Book	**35.0**	34.6	35.2
Incl. unrealised gains before tax	**35.0**	38.4	35.4

CHANGES IN EQUITY

	1.1.-31.3.		*31.12.*
Amounts in NOK million	2003	2002	2002
Equity at 1 January	**17,800**	17,969	17,969
Profit for the year after minority	**(22)**	270	1,611
Dividend	**0**	0	(708)
Repurchase of own shares	**(156)**	(46)	(351)
Translation difference etc.	**234**	(443)	(721)
Total	**17,856**	17,750	17,800

CASH FLOW

	1.1.-31.3.		*1.1.-31.12.*
Amounts in NOK million	2003	2002	2002
Industry division:			
Operating profit	**301**	462	2,981
Depreciation and write-downs	**706**	665	2,895
Change in net working capital	**(384)**	(404)	195
Cash flow from operating activities	**623**	723	6,071
Net replacement expenditure	**(390)**	(410)	(1,843)
Free cash flow operating activities	**233**	313	4,228
Financial items, net	**(253)**	(189)	(1,143)
Free cash flow from Industry division	**(20)**	124	3,085
Free cash flow from Financial Investments division	**(156)**	46	715
Taxes paid	**(243)**	(682)	(973)
Miscellaneous	**32**	5	(207)
Cash flow before capital transactions	**(387)**	(507)	2,620
Dividends paid	**(18)**	(21)	(781)
Share buy back	**(156)**	(46)	(351)
Cash flow before expansion	**(561)**	(574)	1,488
Expansion investments, Industry division	**(50)**	(209)	(740)
Sold companies	**185**	0	210
Acquired companies	**(66)**	(241)	(1,920)
Net purchases/sales portfolio investments	**242**	(562)	(920)
Net cash flow	**(250)**	(1,586)	(1,882)
Currency translations net interest-bearing debt	**(671)**	297	1,498
Change in net interest-bearing debt	**921**	1,289	384
Net interest-bearing debt	**20,437**	20,421	19,516

The general price rise on the cellulose market and the effects of an improvement programme are expected to improve profit in the second quarter.

Borregaard Synthesis' deliveries of pharmaceutical intermediates were high in the first quarter of 2002, but substantially lower in the first quarter of this year. Operating profit was also somewhat lower, but better than in the previous nine months due to cost reductions and stable margins.

Denofa reported a slightly lower quarterly profit than in the first quarter of last year, mainly due to a lower level of sales to the fish feed industry as a result of lower feed production and tougher competition. The industrial crushing margin was slightly lower than in the corresponding period of last year. The market for edible oils was on a par with last year.

Operating profit for Borregaard Energy was higher in the first quarter of this year than in the corresponding period of 2002. Higher market prices and good profit from financial trading in power contracts were somewhat offset by lower own production. Profit for Borregaard Vafos and Borregaard Hellefoss was slightly higher than in the first quarter of last year due to higher volumes, lower raw material prices for wood pulp and more stable paper prices.

FINANCIAL INVESTMENTS

After falling 31.1 % in 2002, the Oslo Stock Exchange Benchmark Index dropped a further 9.7 % in the first quarter of 2003. The other Nordic markets also experienced a weak trend in the first quarter. The strongest decline was on the Finnish stock market, which fell 14.8 %.

The return on Orkla's investment portfolio was -6.3 % in the first quarter. The investment in Elkem had the strongest negative impact.

The pre-tax loss for the Financial Investments division amounted to NOK -88 million in the first quarter, compared with a profit of NOK 163 million in the corresponding period of last year. The portfolio was written down by NOK 668 million, which is equivalent to the unrealised loss. The write-down has been posted under losses on portfolio shares. Since the end of the quarter, the trend on the financial market has been positive, and by the end of April the entire loss of NOK 668 million had been reversed. Realised gains in the first quarter amounted to NOK 28 million, compared with gains of NOK 138 million last year. Dividends received totalled NOK 23 million for the quarter, compared with NOK 12 million for the first quarter of 2002. The sale of Orkla's stake in the brokerage firm Enskilda Securities (22.5 %) gave the Orkla Finans group a gain of NOK 513 million, which has been posted under profit from associates.

Net divestments of shares amounted to approximately NOK 218 million in the first quarter.

The net asset value of the portfolio was reduced by NOK 805 million in the first quarter, to NOK 9,435 million. At the end of March, the

and China. The spread of SARS had a negative impact on the Chinese and Hong Kong businesses.

ORKLA BRANDS

- Broad-based profit growth
- Improvement projects in the Biscuits and Confectionery businesses made a positive contribution
- Profit for Lilleborg Home and Personal Care on a par with last year

Operating revenues for Orkla Brands amounted to NOK 1,173 million in the first quarter. Adjusted for reclassifications and currency translation effects, this is equivalent to a rise of 4 % compared with last year. All business areas, with the exception of Lilleborg Home and Personal Care, reported revenues on a par with or above last year's figures. Underlying income growth was particularly good for Confectionery, Biscuits and Snacks in Norway. The rise in sales was largely due to new products.

Operating profit before goodwill amortisation for Orkla Brands totalled NOK 213 million in the first quarter, up 22 % on last year. Although Confectionery and Biscuits were the main contributors to profit growth, all business areas reported profit on a par with or better than last year. The good performance of Confectionery is largely ascribable to new product launches and internal improvement projects in the production sector. The Biscuits business realised positive gains from the improvement projects that were completed in 2002 and satisfactory sales in Norway.

New products that were launched in 2002 made a positive contribution to profit growth in the first quarter. Orkla Brands also launched several new personal care, detergent, confectionery and biscuits products in the first quarter of 2003.

On the whole, market shares for Orkla Brands were slightly higher, particularly for Biscuits, Confectionery and Dietary Supplements.

ORKLA MEDIA

- Progress for Newspapers Norway, Magazines, Newspapers Eastern Europe and Direct Marketing
- Advertising slowdown flattens out in Eastern Europe
- Continued decline on the Danish advertising markets

Operating revenues for Orkla Media totalled NOK 1,762 million in the first quarter. For continuing business, adjusted for currency translation effects, this was equivalent to a decline of 1 %, largely due to the continued fall in advertising revenues in Denmark. Operating profit before goodwill amortisation amounted to NOK 16 million in the first quarter. For continuing business, adjusted for currency translation effects, this was NOK 26 million higher than in the corresponding period of last year. The rise in profit was mainly ascribable to Newspapers Norway and Magazines, while the decline on the advertising market in Poland appears to be flattening out. The Danish advertising market is expected to remain weak.

Profit for the Danish newspaper business was lower than last year for continuing business. Lower paper prices and the benefits of cost reduction measures compensated for much of the continued decline in advertising revenues. Lower GDP growth and aggressive competition on the advertising market affected advertising revenues negatively. Urban strengthened its position as the leading free newspaper in Copenhagen and profit improved.

Profit for the Norwegian newspaper business was higher than in the corresponding period of last year. This was ascribable to the effects of cost reduction measures, lower paper costs and more sales days due to the late Easter season. Advertising volume growth for the Group's daily newspapers in Norway was somewhat higher than for the total market. Circulation growth was slightly weaker than in the first quarter of last year.

The newspaper business in Eastern Europe reported higher profit for continuing business than in the corresponding period of last year due to the effects of cost reduction measures and lower paper prices. Advertising growth was marginally better than in the first quarter of last year, but circulations continued to decline.

Magazines had a very good first quarter. The improvement from last year was due to a rise in magazine sales, mainly for Her og Nå.

Direct Marketing reported profit growth for continuing business compared with last year, largely due to the effects of cost-cutting measures.

CHEMICALS

- Good results from the lignin and energy businesses
- Weaker results from the other business areas
- Decline in profit primarily due to loss of profit from sold businesses and phasing in of new operations in Switzerland

Borregaard's operating revenues amounted to NOK 1,462 million in the first quarter of 2003, down 8 % for continuing business, adjusted for currency translation effects.

Operating profit before goodwill amortisation was NOK 103 million, compared with NOK 140 million in the first quarter of 2002. Lower prices in NOK and structural changes largely explain the decline in operating profit.

For Borregaard LignoTech, the first quarter was on a par with the first three months of last year. Sales to the construction industry were affected by the weaker USD, the weak international economic situation and tougher competition. Good results and volume growth were achieved in other segments. The expansion of the factory in South Africa is proceeding according to plan and new production will begin in the second quarter.

The weaker profit for Borregaard ChemCell compared with the first quarter of last year is mainly due to lower prices in NOK. Price and market trends for speciality cellulose remain stable. As planned, the recently-acquired Swiss company reported negative profit in the first quarter but a more positive trend is anticipated for the year as a whole. The new yeast extract business is currently being developed and will take some time to make a positive contribution to profit.

Amounts in NOK million	OPERATING REVENUES 1.1-31.3. 2003	OPERATING REVENUES 1.1-31.3. 2002	OPERATING REVENUES 1.1.-31.12. 2002	OPERATING PROFIT BEFORE GOODWILL AMORTISATION 1.1.-31.3. 2003	OPERATING PROFIT BEFORE GOODWILL AMORTISATION 1.1.-31.3. 2002	OPERATING PROFIT BEFORE GOODWILL AMORTISATION 1.1.-31.12. 2002
Orkla Foods	**2,663**	2,688	11,062	**144**	167	902
Orkla Beverages	**2,846**	3,195	14,516	**(9)**	141	1,364
Orkla Brands	**1,173**	1,132	4,500	**213**	175	787
Orkla Media	**1,726**	1,738	7,079	**16**	(9)	148
Eliminations	**(50)**	(39)	(157)	**0**	0	0
Branded Consumer Goods	**8,358**	8,714	37,000	**364**	474	3,201
Chemicals	**1,462**	1,527	5,726	**103**	140	537
H.O./Unallocated/Eliminations	**(26)**	(14)	(58)	**(36)**	(35)	(116)
Industry division	**9,794**	10,227	42,668	**431**	579	3,622
Financial Investments division	**76**	51	311	**2**	3	41
Group	**9,870**	10,278	42,979	**433**	582	3,663

ORKLA BEVERAGES

- **Weak volume growth on European markets**
- **5 % volume growth for the Carlsberg brand**
- **BBH increased its market shares in Russia, but growth on the beer market was negative in the first quarter**

Orkla's 40 % stake in Carlsberg Breweries generated operating revenues of NOK 2,846 million in the first quarter. Adjusted for currency translation effects, this was 3 % lower than in the corresponding period of last year.

Operating loss before goodwill amortisation amounted to NOK 9 million, compared with a profit of NOK 141 million in the first quarter of 2002. Sales growth was generally weak, particularly in the bar and restaurant sector, which in some places experienced a significant decline. The late Easter season, currency fluctuations, the generally weak macro-economic situation and the fear of terrorist attacks all had a negative impact. Market positions were maintained.

Carlsberg Breweries' beer sales volume (100 %) amounted to 16.1 million hectolitres in the first quarter, on a par with the corresponding period of last year. Adjusted for acquired businesses, however, beer volume was 4 % lower in the first quarter of 2003 than in the corresponding period of last year. Sales volume for other beverages was 4.4 million hectolitres, up 4 % compared with the first quarter of 2002. Volume growth for the Carlsberg brand was 5 % in the first quarter.

Operating revenues for the Northern and Western Europe market region[1] totalled DKK 5,274 million in the first quarter. Adjusted for currency translation effects, this was 5 % lower than in the first quarter of last year. EBITA was DKK -18 million, compared with DKK 139 million in the first quarter of 2002.

Weak volume growth on most markets, with the exception of the UK and exports, affected the quarterly results. The rise in volume in the UK was driven by the improved performance of the Carlsberg brand, but was offset by pressure on prices and higher distribution costs. The trend in the Nordic region was weak, partly due to the late Easter season. Stronger competition from low price brands at Systembolaget (the Swedish wines, spirits and strong beer monopoly) led to lower volume sales of Class III beer for Carlsberg Sweden. The businesses in Southern Europe were affected by the generally weak economic situation, which led to lower sales. Improvement measures in Switzerland led to cost reductions that partially offset the weak sales performance.

Operating revenues in the Central and Eastern Europe market region[1] totalled DKK 1,326 million in the first quarter. Adjusted for currency translation effects, this was 2 % higher than in the corresponding period of 2002. EBITA was DKK 61 million. Adjusted for currency translation effects, this was DKK 90 million lower than the first quarter of 2002. The weak trend on the Russian beer market contributed to negative sales and profit growth for BBH. Moreover, the weakening of the USD against the EUR led to negative currency translation effects. As anticipated, the reorganisation of distribution led to lower volumes for the Baltika Group. These were offset by higher volumes for BBH's other Russian breweries, and BBH increased its market share in Russia to 34 % in the first quarter. A tendency towards price pressure on the Russian beer market had a negative impact on margins. An improved product mix and lower costs helped to improve profit at Türk Tuborg.

BBH's beer sales volume totalled 5.8 million hectolitres in the first quarter of 2003, on a par with the corresponding period of last year. Market growth for beer in Russia in the first quarter was a negative -5 %, while BBH's volume dropped 3 % on the Russian market. In Ukraine, BBH reported 12 % growth in beer volume, while market growth was 4 %. In the Baltic States, both BBH's volumes and the total market were on a par with the first quarter of last year.

Operating revenues for Carlsberg Asia[1] (50 %) in the first quarter amounted to DKK 273 million and EBITA was DKK 113 million, down 2 % and 4 % respectively, adjusted for currency translation effects, compared with the first quarter of 2002. Profit in Thailand continues to include the previously explained profit guarantee and amounted to DKK 28 million for the first quarter (contributed by Carlsberg Breweries' partner in Carlsberg Asia). The total volume of beer sold by Carlsberg Asia was 19 % higher than in the corresponding period of last year, primarily as a result of new businesses in Laos

[1] Figures for market regions shown in DKK and for Carlsberg Breweries 100 %.


PORTO BETALT
VED
INNLEVERING
P.P.
NORGE/NOREG

If undelivered, please return to: ,
Orkla ASA, Shareholder service
P.O. Box 423 Skøyen, NO-0213 Oslo, Norway

In the event of a change of address, shareholders are requested to contact their account manager (bank etc.)

Information about Orkla is available at: www.orkla.com

market value of the portfolio was NOK 11,224 million and foreign investments accounted for 29.8 % of the portfolio.

CASH FLOW AND FINANCIAL SITUATION

Free cash flow from the Industry division was NOK 144 million lower in the first quarter of 2003 than in the corresponding period of last year. The decline was due to lower operating profit for the period.

Expansion investments in Carlsberg Breweries companies accounted for the majority of the Industry division's expansion investments, which amounted to NOK 50 million. Acquired companies, which accounted for a net outlay of NOK 66 million, are primarily linked to acquisitions by Orkla Beverages. Divested companies accounted for NOK 185 million in the first quarter and are related to settlement for the Chemicals business's sale of nine small power stations towards the end of 2002.

The Orkla Group's net sales of portfolio shares amounted to NOK 218 million in the first quarter. Settlement for the sale of Orkla's stake in Enskilda Securities (22.5 %) will be made in the second quarter.

Buy-backs of Orkla shares amounted to NOK 156 million in the first quarter, compared with NOK 46 million in the corresponding period of last year, and were equivalent to 0.8 % of outstanding shares.

The Norwegian krone has weakened since the beginning of the year, which had a negative currency effect on net interest-bearing liabilities. This effect amounted to NOK 671 million in the first quarter and was the main reason for the NOK 921 million rise in net interest-bearing liabilities.

The average interest rate was 5.1 % in the first quarter. The proportion of interest-bearing debt at floating rates was 84 %, mainly in NOK, EUR, SEK, DKK and USD (22 % in NOK and 78 % in foreign currencies).

Translation differences in equity capital were equivalent to NOK 234 million, and at the end of the first quarter the equity-to-assets ratio was 35.0 %, down 0.2 percentage points since the end of last year.

OUTLOOK

On the whole, Orkla maintains its view of the economic prospects for 2003, as expressed in the Report of the Board of Directors in the Annual Report for 2002. Due to a weaker start to the year for Orkla Beverages, however, Carlsberg Breweries has reduced its estimate for anticipated growth in operating profit before goodwill amortisation from 5-10 % (in local currencies) to more or less zero growth in 2003. The overall performance of Orkla's other companies is expected in total to be positive. Interest rates and the foreign currency situation may have certain positive effects, mainly in the latter part of the year.

Oslo, 7 May 2003
The Board of Directors of Orkla ASA


ORKLA